Exhibit (a)(1)(K)

WYNDHAM
HOTELS & RESORTS

HOME | MATERIALS | ADDITIONAL SUPPORT | CONTACTS

MICROTEL
BY WYNDHAM

Additional Support

Broad Support for a Standalone Wyndham

FRANCHISEES

AAHOA Proposed Merger Survey
December 13, 2023

Letter from Rivett Group President and Chief Operating Officer, Harvey Jewett
November 28, 2023

AAHOA Expresses High Concerns Over Possible Merger of Choice Hotels and Wyndham
October 17, 2023

MEDIA

Choice, Wyndham merger actually succeeding leaves some scratching their heads
HOTELS Magazine | January 7, 2024

> “One source, involved with FTC and antitrust cases for more than two decades, told HOTELS that “this is among the simplest antitrust cases I have ever encountered,” incredulous that Choice was even trying.”

Hotel Owners Push Back on Merger of National Brands
New York Times | December 21, 2023

> “The views of hotel owners could become a hurdle for Choice as it seeks approval for a merger from the Federal Trade Commission, which has taken an interest in franchising as evidence has mounted that the economic and legal relationship has increasingly tilted in favor of brand owners and away from franchisees.”

Wyndham Urges Shareholders to Reject Rival’s Hostile Bid
The Deal | December 18, 2023

> ““Our ratings on both [companies] speak for themselves... Wyndham has a growth and value creation plan that we approve of, which compares favorably to Choice,” [Jefferies managing director David Katz] added.”

Wyndham Urges Shareholders to Refuse Choice bid
HOTELS Magazine | December 18, 2023

> “Choice Hotels’ own financial advisor, Moelis & Company, raised the point during a recent conference focused on mergers & acquisitions and hosted by the Practising Law Institute. During one panel, Anton Sahazizian, global head of M&A for Moelis, presented a slide titled: “Hostile Tender Offers Typically Avoided by Acquirers.” It showed that since 2019 there have been 98 unsolicited offers made with an enterprise value above $1 billion. Of those, 10 became hostile, meaning the target rejected the bid. Subsequently, of those 10, four went to a hostile tender offer and none of those closed.”

Wyndham franchisees question possible Choice merger, association says
Reuters | December 13, 2023

“About 80% of Wyndham franchisee respondents said a tie-up would hurt their business and about 60% said they would terminate their contract in the event of a merger if they had the option.”

Choice Hotels takes a vacation from reality

Reuters Breakingviews | November 22, 2023

“Despite its name, Choice Hotels Internationals seems to be making some dubious choices.”

EQUITY ANALYSTS

“We believe the proposed deal presents regulatory, strategic, as well as financial risks. The combined entity would have outsized presence in the economy and midscale segments (50%+) which should lead to prolonged antitrust investigation. As well, an acquisition of WH is not consistent with CHH’s stated strategic direction towards growing into higher-priced segments of the markets, including its acquisition of Radisson in 2022 and the development of the Cambria brand. Lastly, the execution of the deal would increase CHH’s leverage to unprecedented levels of 5.25X, which would take approximately two years to return to the corporate stated target of 3-4X, according to its most recent presentation.”

David Katz, Rita Chen, Nikhil Gunderia, Ara Masias

Jefferies | January 1, 2024

“Investor inbounds to today’s announcement, the investor presentation, and filing were mixed, with perhaps unfulfilled hope that CHH would sweeten the previous WH offer... Today’s stock reaction to WH (down 1.3% versus CHH -1.9% and S&P +0.5%) suggests to us that today’s announcement without a superior offer was a disappointment to some investors.”

C. Patrick Scholes

Truist | December 13, 2023

“We believe WH is better positioned as a standalone given improving fundamentals in room growth and international opportunity.”

Stephen Grambling, Matthew Amegadzie, Nicholas DeValeria

Morgan Stanley | December 7, 2023

“Our take is that the risks to the business and the deal value over a timeframe that is provided up to two years are not compensated for by the 6% fee.”

David Katz, Rita Chen, Nikhil Gunderia, Ara Masias

Jefferies | November 21, 2023

“We think it is highly unlikely that CHH can offer what WH would deem as a satisfactory value. We still think WH can grind higher on fundamentals, with mid-single digit plus EBITDA growth potential, complemented by attractive free cash flow generation and low balance sheet leverage, which should augment its growth and support accelerating capital return to shareholders.”

Joe Greff

J.P. Morgan | October 26, 2023

“While we believe the combined company would yield scale benefits, we continue to see hurdles to the deal ultimately being approved by shareholders and the FTC. Despite the overhang of the CHH bid, WH’s development continues to grow, showcasing that the company’s brand is resonating with owners.”

Dan Wasiolek

Morningstar | October 25, 2023

“Given CHH’s history of inorganic growth, an over-levered balance sheet could constrain the pro forma company’s capital-allocation strategy and limit growth opportunities. In addition, higher cost of debt could mean increased cash outflows that outweigh synergies in the near term.”

Stephen Grambling, Matthew Amegadzie, Nicholas DeValeria

Stephen Grambling, Matthew Amegadzie, Nicholas Devalena

Morgan Stanley | October 17, 2023

"While some investors have disagreed of the impact of AAHOA's views, we do not take it lightly that a representative of many of CHH and WH's franchisees is publicly opposed to the deal and calling for federal government involvement."

C. Patrick Scholes

Truist | October 17, 2023

Note: Permission to use equity analyst and media quotes neither sought nor obtained.

Sign up for email alerts

First Name

SIGN UP

© 2023 Wyndham Hotel Group, LLC. All rights reserved.

Disclaimer Privacy Policy

Harvey C. Jewett IV

Post Office Box 1036
Aberdeen, SD 57402-1036
Phone: 605-725-8608
Email: harvey@jewetthc.org

November 28, 2023

Mr. Steven Holmes	Mr. Geoff Ballotti
22 Sylvan Way	22 Sylvan Way
Parsippany, NJ 07054	Parsippany, NY 07054

Dear Geoff and Steven,

I have read in the news, with great interest, the attempt at forcing a sale of Wyndham by the Choice Group. I am reminded of the movie “The Mouse that Roared,” as it is hard to understand Choice, of all companies, forcing a sale of Wyndham. I also had a chat with several franchisees of Wyndham. No franchisee I talked to took this “Mouse” seriously. How could an uninvited offer of cash and the Mouse’s paper compel the successful company, positioned for future success, to negotiate an unwanted sale to the lessor company? Why sell or take paper in a struggling company when the company you have is in a great position, with the right franchisees, to thrive in the future?

As you folks know, I have been involved since the early 70’s in the motel industry, first as General Counsel for Super 8, and, at the time of the sale of Super 8 Motels, Inc. stock, as President. Also, as you know, I continue to serve on the franchisee Advisory Board. We sold all the stock in Super 8 Motels, Inc because we received a very good offer but also because Hospitality Franchise Systems offered solutions to problems for our 1,000-motel system that we had not been able to solve completely. Hospitality Franchise Systems offered a very good price to the shareholders and benefits to all franchisees. Marketing, name recognition, loyalty club, architecture, computer programing and legal assistance were scheduled to be a step up from previous practices. This was at a time when consumers were moving away from a Reservation Center to a computer driven reservation system and the Super 8 sellers had little experience with that. The sale was good for both the shareholders and the franchisees. I am sure Wyndam Franchisees would be less than happy if the unwanted sale to the troubled Choice System were to take place.

We just had the International Wyndham Convention including all Wyndham Brands. It was without question the best hospitality convention that I have attended in over 50 years in this business. What was striking was the contentment and good feeling of the franchisees. Wyndham is doing well in every area of operations and the franchisees are thriving as well. At the convention there was absolutely no grumbling undercurrent of discontent with Wyndham, which seems to be common at all National Conventions, of any type of company. There were only positive feelings of success and team spirit. The franchisees are in no mood to be acquired by troubled, second-string Mice!

Please hang in with your resistance to this nonsense. Do not let yourself be threatened by an uninvited, unwanted purchase “offer.” Resist the ideas that an unwanted and poorly thought-out offer creates any duty upon you to bargain. On top of that, from what I hear, you would be subjecting your franchisees to a demonstrably weaker Choice staff than Mike Mueller, his staff, the staff of the other Wyndham brands. The existing staff of Wyndham is excellent. The franchisees strongly support Mike Mueller and the other Brand directors. Stick with the staff you assembled, the programs that are working, particularly Trip Rewards, the franchisees that are happy and working hard, and, of course, yourselves. This is probably a game to persuade you to make a counteroffer to buy Choice. It would be a nice bale out for them. Stick with the very bright future you have with Wyndham. You have this!

Sincerely,

/s/ Harvey C. Jewett

Harvey C. Jewett

CC:	Mr. Mike Mueller
Mr. Marc Staniloff
Mr. Harvey Aman
Mr. Larry Lambert
Mrs. Meeta Ashok
Mr. Shawn Punjwani
Mr. Jay Patel
Mr. Prativ Patel